Exhibit 3.1
AMENDED AND RESTATED BYLAWS
OF
MERCANTILE BANCORP, INC.
ARTICLE IV
Directors
Section 1. Qualifications and Number. Each director shall be a natural person who is at least eighteen years of age. A director need not be a shareholder, a citizen of the United States, or a resident of the State of Delaware unless required by law or the Certificate of Incorporation.
     No person shall be appointed, elected or continue to serve as a director of the Corporation if such person, directly or indirectly, owns an interest in, manages, operates, controls, participates in the management or control of, is employed by, or acts as the agent for any enterprise in direct competition with the business of the Corporation or any of its subsidiaries. Notwithstanding the foregoing sentence, a beneficial ownership interest of less than 5 percent in any publicly traded company shall not preclude a person from appointed, elected, or continuing to serve as a director of the Corporation. The Corporation may require any proposed nominee or appointee for the office of director of the Corporation to furnish such information as may be reasonably requested by the Board of Directors to determine the eligibility of any proposed nominee or appointee to serve as director of the Corporation. A determination by the Board of Directors concerning whether a proposed nominee or appointee is or is not qualified to serve under the qualifications set forth in this paragraph shall be final and binding on all parties.
     Unless and until changed, the number of directors to constitute the full Board shall be eight.